Exhibit 99.1

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	June 30, 2025	December 31, 2024
		Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	2(f)	$352	$3,707
Restricted cash	2(g)	35	64
Short-term investments	1(b), 2(m)	40,261	-
Accounts and notes receivable, net	2(h), 5	82	157
Accounts and notes receivable from related parties, net	2(h), 21 (b)(i)	183	114
Inventory, net	2(i), 6	10,026	11,145
Amounts due from related parties	2(h), 21 (b)(i)	35,696	38,665
Other current assets	2(h), 7	26,151	7,337
Other current assets from related parties	2(h), 21 (b)(i)	471	764
Current assets held for sale	22	-	466
Total current assets		113,257	62,419

Property, plant and equipment, net	2(j), 8	150,697	155,818
Intangible assets, net	2(k), 9	126,245	123,903
Land use rights, net	2(l), 10	91,599	119,636
Long-term investments	2(m)	3,407	3,248
Goodwill	2(n), 12	2,671	2,621
Other assets	13	3,037	3,140

Total assets		$490,913	$470,785

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts and notes payable	14	$13,832	$14,382
Accounts and notes payable to related parties	21 (b)(i)	44,175	45,410
Loans attributable to related parties	21 (b)(i), 21(c)	271,121	268,425
Contract liabilities	2(q), 15	2,874	2,804
Contract liabilities to related parties	21 (b)(i)	1,007	961
Long-term payables, current	17	96,962	95,160
Accruals and other current liabilities	16	51,709	51,529
Accruals and other current liabilities, related parties	21 (b)(i)	102,404	94,086
Current liabilities held for sale	22	-	552
Total current liabilities		584,084	573,309

Non-current liabilities
Accrued post-employment and termination benefits	2(v), 18	67,696	37,434
Other liabilities		5,422	5,528

Total liabilities		657,202	616,271
Commitments and contingencies	23	-	-

Shareholders’ Deficit
Class A Ordinary shares (US$0.003 par value, 9,982,000,000 shares authorized, 30,889,110 and 5,471,661 shares issued, 30,887,525 and 5,470,076 shares outstanding as of June 30, 2025 and December 31, 2024, respectively) (i)	1(c), 19	92	16
Class B Ordinary shares (US$0.003 par value, 18,000,000 shares authorized, 1,600,000 and nil shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) (i)	1(c),19	5	-
Treasury Stock (1,585 ordinary shares as of June 30, 2025 and December 31, 2024) (i)	19(b)	(500)	(500)
Additional paid-in capital		211,557	169,129
Statutory reserve	19(c)	6,656	6,656
Accumulated deficit		(401,178)	(361,130)
Accumulated other comprehensive loss		3,787	6,562
Total shareholders’ deficit		(179,581)	(179,267)
Non-controlling interest		13,292	33,781

Total deficit		(166,289)	(145,486)

Total liabilities and shareholders’ deficit		$490,913	$470,785

(i)	Par value of ordinary shares, treasury stock and share data have been retrospectively restated to give effect to 1-for-30 reverse stock split that is discussed in Note 1(d).

The accompanying notes are an integral part of these consolidated financial statements.

1

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2025	June 30, 2024

Revenues	2(q)	$533	$3,162
Revenues from related parties	2(q), 21(b)(ii)	66	245
Total revenues		599	3,407
Cost of revenues	2(r)	(1,183)	(8,172)
Cost of revenues - idle capacity	2(s)	(6,577)	(7,567)
Gross loss		(7,161)	(12,332)

Operating expenses:

Research and development	2(t)	159	1,078
Selling, general and administrative	2(u)	61,003	13,573
Total operating expenses		61,162	14,651

Loss from operations		(68,323)	(26,983)

Other income (expenses):
Other income		9,592	2,364
Interest income		1	47
Interest expense		(8,200)	(8,417)
Government grant	2(w)	5,258	1,706
Gain (Loss) on equity investment		183	(64)
Other expenses		-	(176)
Total other income (expenses), net		6,834	(4,540)

Loss before income taxes		(61,489)	(31,523)

Provision for income tax	20	-	-

Net loss		(61,489)	(31,523)

Net loss attributed to non-controlling interest		(21,441)	(9,901)

Net loss attributed to shareholders of Chijet Motor		$(40,048)	$(21,622)

Basic and diluted net loss per share attributable to shareholders of Chijet Motor(i)(ii)		$(1.73)	$(3.99)

Basic and diluted weighted average ordinary shares outstanding(i)(ii)		23,155,353	5,414,718

(i)	Par value of ordinary shares, treasury stock, additional paid-in capital and share data have been retrospectively restated to give effect to a 1-for-30 reverse stock split that is discussed in Note 1(d).

(ii)	Shares issuable upon exercise of warrants were excluded in calculating diluted loss per share.

The accompanying notes are an integral part of these consolidated financial statements.

2

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2025	June 30, 2024

Net loss		$(61,489)	$(31,523)

Other comprehensive loss, net of tax
Changes in post-employment and termination benefits	18	756	(94)
Foreign currency adjustments	2(d)	(2,579)	2,084

Comprehensive loss		(63,312)	(29,533)
Comprehensive loss attributed to non-controlling interest		(20,489)	(8,381)

Comprehensive loss attributable to shareholders of Chijet Motor		$(42,823)	$(21,152)

The accompanying notes are an integral part of these consolidated financial statements.

3

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		Class A Ordinary Share (i)		Class B Ordinary Share (i)		Common Stock in Treasury(i)		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’ Equity
	Note	Shares	Amount	Shares	Amount	Reserve	Amount	Capital (i)	Reserve	Deficit	Income (Loss)	Interest	(Deficit)

Balance, January 1, 2024		5,356,906	$16	-	$-	(1,585)	$(500)	$169,129	$6,656	$(314,235)	$6,100	$53,960	$(78,874)

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	-	-	526	1,558	2,084

Changes in post-employment and termination benefits	18	-	-	-	-	-	-	-	-	-	(56)	(38)	(94)

Effects of rounding fractional shares into whole shares upon Reverse Stock Split	1(d)	114,755	*	-	-	-	-	-	-	-	-	-	*

Net loss		-	-			-	-	-	-	(21,622)	-	(9,901)	(31,523)

Balance, June 30, 2024		5,471,661	$16	-	$-	(1,585)	$(500)	$169,129	$6,656	$(335,857)	$6,570	$45,579	$(108,407)

Balance, January 1, 2025		5,471,661	$16	-	$-	(1,585)	$(500)	$169,129	$6,656	$(361,130)	$6,562	$33,781	$(145,486)

Issuance of Class A Ordinary Shares	19	27,042,359	81	-	-	-	-	42,428	-	-	-	-	42,509

Reclassification of Class A and Class B Ordinary Shares	1(c), 19	(1,624,910)	(5)	1,600,000	5	-	-	-	-	-	-	-	-

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	-	-	(3,229)	650	(2,579)

Changes in post-employment and termination benefits	18	-	-	-	-	-	-	-	-	-	454	302	756

Net loss		-	-	-	-	-	-	-	-	(40,048)	-	(21,441)	(61,489)

Balance, June 30, 2025		30,889,110	$92	1,600,000	$5	(1,585)	$(500)	$211,557	$6,656	$(401,178)	$3,787	$13,292	$(166,289)

*	Less than $1,000.

(i)	Par value of ordinary shares, treasury stock, additional paid-in capital and share data have been retrospectively restated to give effect to 1-for-30 reverse stock split that is discussed in Note 1(d).

The accompanying notes are an integral part of these consolidated financial statements.

4

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2025	June 30, 2024

Cash flows from operating activities:
Net loss		$(61,489)	$(31,523)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	8,9,10	9,749	12,171
Share-based compensation expenses		88	60
Allowance/ (reversal) for credit loss	2(h)	11	(8)
Government grants	2(w)	(1,897)	(280)
Gain on disposal of property, plant and equipment	2(j)	(47)	(1,271)
Gain on disposal of land use right	2(l)	(7,499)	-
(Gain) loss on equity investment		(96)	64
Interest expenses		8,200	8,417
Changes in operating assets and liabilities:
Accounts and notes receivable		75	1,000
Accounts and notes receivable from related parties		(69)	(35)
Inventory		1,119	(1,934)
Amounts due from related party		2,969	5,313
Other current assets		17,440	(3,069)
Current assets held for sale		466	-
Other current assets from related parties		293	1,124
Other assets		103	492
Accounts and notes payable		(689)	6,089
Accounts and notes payable to related party		(1,235)	(1,338)
Accrual and other current liabilities		(4,321)	(12,839)
Accruals and other current liabilities to related parties		8,231	6,296
Current liabilities held for sale		(552)	-
Contract liabilities		70	114
Contract liabilities to related parties		46	(1,123)
Accrued post-employment and termination benefits		30,564	(3,967)
Other liabilities		92	(14)

Net cash provided by (used in) operating activities		1,622	(16,261)

Cash flows from investing activities:
Purchase of fixed assets		-	(1,061)
Purchase of short-term investment		(261)	-

Net cash used in investing activities		(261)	(1,061)

Cash flows from financing activities:
Proceeds from short-term borrowings		600	3,027
Proceeds from short-term borrowings-related parties		-	1,238
Repayments of short-term borrowings-related parties		(2,389)	(1,101)

Net cash (used in) provided by financing activities		(1,789)	3,164

Net change in cash, cash equivalents, and restricted cash		(428)	(14,158)

Effects of currency translation on cash, cash equivalents, and restricted cash		(2,956)	3,506

Cash, cash equivalents, and restricted cash, beginning of period		3,771	12,109

Cash, cash equivalents, and restricted cash, end of period		$387	$1,457

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Non-cash investing and financing activities:
Issuance of 2,107,973 Class A ordinary shares for cashless exercise of warrants in February 2025	19	1,425	-
Issuance of 23,255,814 Class A ordinary shares in March 2025	1(b), 19	40,261	-

The accompanying notes are an integral part of these consolidated financial statements

5

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Chijet Motor Company, Inc. (“Chijet Motor”) was incorporated on June 22, 2022 as a Cayman Islands exempted company. Chijet Motor, collectively with its subsidiaries (“the Company”, “Chijet”, “we”, “us” or “our”) is engaged in the development, manufacture, sales, and service of new energy vehicles (“NEV”), hybrid vehicles and traditional fuel vehicles in China. The main operating entities of the Company include Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) and its majority-owned holding subsidiary, FAW Jilin Automobile Co., Ltd. (“FAW Jilin”).

(b) Investment in Too Express

On February 21, 2025, the Company entered into a stock purchase agreement with Too Express Group Inc. (“Too Express”) to acquire an aggregate of 80% of the equity interests (the “TE Shares”) in Too Express. The Company issued 23,255,814 Class A Ordinary Shares (the “Company Shares”), valued at US$40,000,000, or US$1.72 per share, as consideration. The transaction cost was US$261,225. The remaining 20% of the equity interest is held individually by the original 10 individual shareholders of Too Express. The transaction closed on April 28, 2025.

Pursuant to a Future Rights Agreement delivered at the closing, the transaction was terminated as the shareholder equity of the Company as of June 30, 2025 was a negative number. The Company Shares shall be forfeited and the TE Shares shall be returned to the original sellers of the TE Shares. As such, 23,255,814 of the Company Shares were forfeited, retired and cancelled as of August 1, 2025, resulting in neither cash inflows nor cash outflows.

(c)Reclassification of ordinary shares and share exchange

On January 10, 2025, the shareholders of the Company approved at the 2025 Extraordinary General Meeting, the redesignation of authorized share capital from one class of ordinary shares to two classes of ordinary shares (the “Reclassification”). Upon the Reclassification, the authorized 10,000,000,000 shares of the Company consist of 9,982,000,000 class A ordinary shares (“Class A Ordinary Shares”), par value of US$0.003 each and 18,000,000 class B ordinary shares (“Class B Ordinary Shares”), par value of US$0.003 each.

Each Class A Ordinary Share entitles the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share entitles the holder thereof to 20 votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares rank par passu with one another and have the same rights, preferences, privileges and restrictions.

In March 2025, the Company issued an aggregate of 1,600,000 Class B Ordinary Shares to two of its existing shareholders, Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, pursuant to a Share Exchange Agreement dated as of March 16, 2025 among the Company and two shareholders. In exchange for the Class B Ordinary Shares, the two shareholders returned an aggregate of 1,624,910 Class A Ordinary Shares of the Company to the Company, which were subsequently canceled, retired and reverted to authorized but unissued Class A Ordinary Shares.

6

(d) Reverse Stock Split

On June 28, 2024, the Company declared a 1-for-30 reverse stock split of its issued and unissued ordinary shares (“Reverse Stock Split”) that became effective on July 8, 2024. Upon effectiveness of the Reverse Stock Split, every 30 of the Company’s issued and unissued ordinary shares were automatically converted into one ordinary share with a par value of $0.003 per share. Beginning on July 8, 2024, the Company’s ordinary shares began trading on the Nasdaq Global Market on a split adjusted basis. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The number of authorized shares was increased from 500,000,000 ordinary shares (post reverse stock split 16,666,667 ordinary shares) to 10,000,000,000 ordinary shares, for potential acquisitions in the future. As of December 31, 2024, the number of issued shares was reduced from 160,707,171 ordinary shares to 5,471,661 ordinary shares, of which 114,755 ordinary shares reflect the effects of rounding fractional shares into whole shares upon Reverse Stock Split.

Unless otherwise indicated, all share and share-related information presented in these financial statements, including all shares, treasury stock, warrants, per share data and share prices set forth in consolidated financial statements and notes, have been retroactively equitably adjusted to reflect the decreased number of shares and the increased price per share resulting from the Reverse Stock Split. For simplified understanding, the share-related information in the previous period or comparable period is simply converted according to the 1-for-30 ratio.

(e) Reverse Recapitalization

On June 1, 2023 (“Closing Date”), the Company consummated the business combination described further below. A Business Combination Agreement (“BCA”) dated as of October 25, 2022, was entered into by and among Jupiter Wellness Acquisition Corp. (“JWAC”), a special purpose acquisition company, Chijet Inc., incorporated under the Combination laws of the Cayman Islands on July 2, 2021, Chijet Motor, a wholly-owned subsidiary of Chijet Inc., and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Chijet Motor, and each of the holders of Chijet Inc.’s outstanding ordinary shares (collectively, the “Sellers”).

Pursuant to the BCA, the business combination was affected through the merger of the Merger Sub with and into JWAC, with JWAC as the surviving entity and wholly-owned subsidiary of Chijet Motor. On the Closing Date, Chijet Motor acquired all of the issued and outstanding capital shares of Chijet Inc. held by the Sellers in exchange for ordinary shares of Chijet Motor, and any shares Chijet Inc. held in Chijet Motor were surrendered for no consideration, such that Chijet Inc. becomes a wholly-owned subsidiary of Chijet Motor and the Sellers became shareholders of Chijet Motor and its subsidiaries (“Share Exchange”).

On the Closing Date, the Sellers holding 8,870,095 ordinary shares of Chijet Inc. received 5,071,010 of ordinary shares after giving effect to the exchange ratio of 0.5717 (“Exchange Ratio”) in the Share Exchange that had an aggregate value equal to US$1.6 billion, each valued at the Redemption Price at Closing of approximately US$31.552, subject to certain Sellers having an earnout (“Earnout”) which would adjust downwards the consideration to applicable Sellers by up to Six Hundred Seventy Four Million Dollars (US$674 million) in the aggregate based on certain post-Closing financial performance and stock price metrics of the Company (Note 2 (dd)).

Following completion of the transactions contemplated by the BCA, there were an aggregate of 5,345,321 ordinary shares issued and outstanding which include those shares issued to the Sellers, 43,353 shares issued to JWAC’s public shareholders with one contingent value right (a “CVR”) of the Company for each share outstanding, 115,000 shares issued to JWAC’s Class B Common Stock holders, 57,500 shares issued to holders with JWAC’s right to receive (1/8) of ordinary shares, 58,458 shares issued to (i) privately placed JWAC Common Stock holders of 16,434 shares, (ii) holders with JWAC’s privately placed right to receive (1/8) of ordinary shares, equivalent of 2,055 shares, (iii) I-banker privately placed 4,534 shares, (iv) I-banker with privately place right to receive (1/8) of ordinary shares, equivalent of 567 shares, (v) I-banker representative shares of 9,200, (vi) JWAC officers and directors of 10,000 shares, (vii) Chijet independent directors compensation of 668 shares, (viii) Greentree Financial Group Inc. (“Greentree”) of 6,667 shares due to the conversion of Shandong Baoya’s accrued expenses of US$1 million pursuant to the financial consulting agreements with Greentree, and 8,333 shares issued for exercise of Greentree’s warrants.

After giving the aforementioned effect, the number of ordinary shares issued and outstanding immediately following the consummation of the Business Combination was as follows:

Shares

Legacy Chijet Shares	5,071,010
JWAC’s public shares, net of redemption	43,353
JWAC public shares converted from (1/8) JWAC rights at closing	57,500
JWAC sponsor shares	115,000
Shares issued to private placed shareholders and rights, and share-based compensation	50,125
Exercise of Greentree warrants	8,333
Total shares of ordinary shares outstanding immediately after the Business Combination	5,345,321

7

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, although JWAC is the public entity as the legal acquirer, it was treated as the “accounting acquiree”. And Chijet Motor as the legal acquiree, was treated as the acquirer for financial reporting purposes. This determination was primarily based on the following factors: (i) Chijet Motor’s shareholders have a majority of the voting power of the Company after the consummation of the Business Combination; (ii) Chijet Motor and its subsidiaries represent the ongoing operations and a majority of the governing body of the Company, and (iii) Chijet Motor’s senior management is comprised of the senior management of the Company. Accordingly, for accounting purposes, the business combination was treated as the equivalent of Chijet Motor issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Chijet Motor and its subsidiaries. Accordingly, the consolidated assets, liabilities and results of operations prior to the reverse recapitalization were those of Chijet Motor and its subsidiaries, and JWAC’s assets, liabilities and results of operations were consolidated with the Company beginning on June 1, 2023. Share data has been retroactively restated by the Exchange Ratio to give effect to the reverse recapitalization.

Upon the consummation of the reverse recapitalization, the assets and liabilities of JWAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs attributable to their short maturity. After the redemption of common stocks of JWAC before the closing of the business combination, the net assets acquired by the Company were in the amount of US$4.49 million which were recorded as an increase in additional paid-in capital. Assets and liabilities of JWAC upon the consummation of the reverse recapitalization were as follows:

June 1, 2023
US$’000

Cash	$13,680
Including repayment of extension note to Chijet Inc.	(2,060)
Accrued expenses	(7,129)
Bank charges	(1)
Net assets acquired by Chijet Motor as of June 1, 2023	$4,490

For the year ended December 31, 2023, the Company incurred approximately US$1.5 million of transaction costs for legal, accounting and consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a non-operating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Company charged transaction costs of approximately US$1.5 million in 2023 and deferred cost US$3.0 million from previous years to additional paid-in capital in the consolidated financial statements.

(f) History of the Company and Reorganization

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya and its subsidiaries. Shandong Baoya and its subsidiaries were controlled by a group of individual and institutional shareholders, with voting agreements to vote consensually concerning operating and development matters.

8

Prior to the business combination, Chijet Inc. completed a reorganization (“Reorganization”), which involved the following steps:

●	On July 6, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in the British Virgin Islands (“BVI”) as a wholly-owned subsidiary of Chijet Inc.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly-owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the People’s Republic of China (“PRC”) as a wholly-owned subsidiary of Baoyaev Group Limited.

By June 3, 2022, Chijet Inc. gradually acquired a 85.172% stake in Shandong Baoya through its wholly-owned subsidiary WFOE via the following transactions: (1) WFOE acquired 17.245% stake in Shandong Baoya from two shareholders through 1,795,977 ordinary shares issued by Chijet Inc.; and (2) WFOE acquired 67.927% stake in Shandong Baoya from seven shareholders, individual and institutional, for total consideration of Renminbi (“RMB”) 7. Upon those transactions, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet Inc. and its subsidiaries. Given that there was no change in control, the transaction is accounted for as business combination under common control.

As of June 30, 2025, the subsidiaries of Chijet Motor were:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries
Baoya New Energy (Shandong) Co., Ltd.	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.	November 29, 2019	The PRC	93.92%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited	July 28, 2021	Hong Kong	100.00%	Investment holding
Chijet, Inc.	July 6, 2021	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.	February 1, 2016	The PRC	65.23%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.	April 23, 2011	The PRC	86.43%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.	June 23, 2021	The PRC	60.05%	Vehicle sales
Jupiter Wellness Acquisition Corp.	September 14, 2021	Delaware, US	100.00%	Investment holding
Shandong Baoya New Energy Vehicle Co., Ltd.	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Xiangyang Yazhi New Energy Automobile Co., Ltd.	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles

9

(g) Liquidity and going concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$61.49 million and US$31.52 million for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company has a working capital deficit of approximately US$470.83 million and for the six months ended June 30, 2025 had a cash inflow from operating activities of approximately US$1.62 million.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses raising substantial doubt about its ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon the continued financial support from its principal shareholder, as well as its ability to obtain additional financing through capital markets or other sources.

As of June 30, 2025, a significant portion of the Company’s liabilities are amounts due to related parties. While these amounts are contractually due, based on past experience and ongoing discussions, these obligations are not likely to be called in the near term. Management is actively exploring strategic initiatives to improve liquidity, including potential equity financing, debt financing, the use of other innovative financial instruments and business restructuring.

Though the Company is evaluating strategies to continue as a going concern including a) developing and continuously promoting a systematic financing plan including third-party financings and capital issuances, and the restructuring of existing loans to meet the Company’s future liquidity needs. On September 5, 2025, the Company has introduced a new investor and raised US$8.0 million through public marketing offering; b) reaching a long-term strategic cooperation agreement with the new investor and proposing a business restructuring plan to introduce more investors to inject assets and business operations. The business restructuring plan is currently under discussion. While these plans are intended to mitigate the going concern uncertainty, there can be no assurance that such efforts will be successful. Accordingly, substantial doubt about the Company’s ability to continue as a going concern exists as of the date of issuance of these financial statements.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP to reflect the financial position and results of operations of the Company.

Significant accounting policies followed by the Company in the preparation of its accompanying consolidated financial statements are summarized below.

10

Emerging Growth Company Status

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, (“Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (“JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Chijet Motor and its subsidiaries. A subsidiary is an entity in which Chijet Motor, directly or indirectly, controls more than one half of the voting power (a) to appoint or remove the majority of the members of the board of directors (“Board”), (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Chijet Motor and its subsidiaries have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of the Company and its subsidiaries which is incorporated in places other than Chinese Mainland is the United States dollar. The functional currencies of the other subsidiaries are the RMB, the legal currency of Mainland China. The determination of the functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

11

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Company’s subsidiaries whose functional currency is not the US$ are translated from their respective functional currency into US$. Assets and liabilities denominated in foreign currencies are translated into US$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Income and expense items are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ deficit.

(e) Fair value of financial instruments

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

12

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts and notes receivable, amounts due from related parties, accounts and notes payable, loans attributable to related parties, promissory note payable, accruals and other current liabilities, long-term payables. As of June 30, 2025 and December 31, 2024, the carrying values of these financial instruments approximated their respective fair values.

(f) Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

(g) Restricted cash

Restricted cash represents the cash frozen relating to a court order. The restricted cash attributable to the court order primarily resulted from a contract dispute. As of June 30, 2025 and December 31, 2024, the restricted cash amounted to approximately US$35,329 and US$63,856, respectively.

(h) Current expected credit losses

Since January 1, 2023, the Company has adopted Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), using the modified retrospective transition method.

The Company’s accounts and notes receivable, amounts due from related parties and other current assets are within the scope of ASC Topic 326. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

The Company estimates an allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements.

The following table summarizes the activity in the allowance for expected credit loss for the six months ended June 30, 2025 and 2024, respectively.

For the six months ended
June 30, 2025
US$’000
(Unaudited)

Balance as of January 1, 2025	106
Current period provision	11
Balance as of June 30, 2025	117

13

For the six months ended
June 30, 2024
US$’000
(Unaudited)

Balance as of January 1, 2024	129
Reversal	(8)
Balance as of June 30, 2024	121

(i) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Salvage value rates range from 0% to 5% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives

Buildings	20 years
Machinery and equipment	3 to 25 years
Vehicles	4 to 5 years
Computer and electronic equipment	2 to 5 years
Mold and tooling	1 to 13 years
Other logistic equipment	3 to 5 years

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. The gain on the disposal of property was approximate US$46,614 and US$1.27 million for the six months ended June 30, 2025 and 2024, respectively.

14

(k) Intangible assets, net

Intangible assets mainly consist of computer software, patent, trademark and manufacturing license. Intangible assets with finite lives are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives

Patent	5 to 10 years
Computer software	2 to 10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Intangible assets that have indefinite useful life are automotive manufacturing license and trademark as of June 30, 2025 and December 31, 2024. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. As such, no impairment of indefinite-lived intangible assets was recognized for the six months ended June 30, 2025 and 2024.

(l) Land use rights, net

Land use rights represent lease prepayments to local government authorities. Upon the adoption of ASC 842, Leases, on January 1, 2022, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Company’s consolidated balance sheets. Land use rights are recorded at cost less accumulated amortization, amortization has been provided on a straight-line basis over 50 years and 40 years, the life of the land use rights.

The gain or loss on the disposal of land use right is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. The gain or loss on the disposal of land use right is US$7.50 million and nil for the six months ended June 30, 2025 and 2024, respectively.

(m) Investments

Short-term investments consist of an investment in Too Express which has already been disposed on August 1, 2025, as disclosed in Note 1(b), amounting to approximately US$40.26 million as of June 30, 2025.

The Company records short-term investments that are not subject to equity method of accounting at fair value, with gains and losses recorded through net earnings. In accordance with ASC 321, the Company elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes.

Equity investments the Company elects to use measurement alternative are evaluated for impairment qualitatively at each reporting date based on various factors, including projected and historical financial performance, cash flow forecasts and financing needs, the regulatory and economic environment of the investee and overall health of the investee’s industry. As of June 30, 2025, there were no observable impairment indicators for the investments. Consequently, short-term investments shall still be measured at its cost.

15

Long-term investments consist of an investment in Jilin FAW Baosteel Auto Steel Parts Co., Ltd. (“Baosteel”) amounting to approximately US$3.41 million and US$3.25 million as of June 30, 2025 and December 31, 2024, respectively. The Company held an approximately 30% equity interest in Baosteel as of June 30, 2025 and December 31, 2024.

The Company uses the equity method of accounting for its investment in, and earning or loss of, the companies that it does not control but over which it has ability to exercise significant influence in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and is included in the long-term investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method, the investment’s initial basis for which subsequent changes in value are measured should be the previous carrying amount of the investment.

The Company periodically reviews its equity investments for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying value. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. An impairment charge would be recorded when the decline in value is determined to be other-than-temporary. There was no impairment loss of long-term investments during the six months ended June 30, 2025 and 2024.

(n) Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

The Company adopted Accounting Standards Update (“ASU”) 2017-04, Intangible – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company first determines the unit of account for testing the long-lived assets, and then identifies the indicators of impairment. When indicators of impairment at present, the Company must then proceed to the recoverability test. The recoverability test evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

16

(p) Warranties

The Company provides a manufacturer’s standard warranty on all vehicles sold. The Company accrues a warranty reserve for the vehicles sold by the Company, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Changes to the Company’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations. The Company reevaluates the adequacy of the warranty accrual on a regular basis.

The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

Accrued warranty is included in other liabilities and the movement of accrued warranty is as following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)

Accrued warranty - beginning of period	104	204
Warranty costs incurred	(9)	(96)
Translation adjustment	1	(4)
Accrued warranty - end of period	96	104

(q) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;

●	creates and enhances an asset that the customer controls as the Company performs; or

●	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract is allocated by the Company to all performance obligations as conditions under ASC 606-10-32-37 are not met.

17

For new Master Service Agreements (“MSA”) or for purchase orders (“PO”) from new customers, a credit check is required, which establishes collectability of the considerations to which the Company expects to be entitled. Management also has controls in place for the review of credit limits with existing customers. Other considerations in determining collectability include the customer’s payment history, prior or existing customer disputes, if any, and market conditions.

When either party to a contract has performed the obligation, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made or a receivable is recorded, whichever is earlier. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due, from the customer. The Company’s contract liabilities primarily result from the performance obligation identified in the vehicle sales contract, which is recorded as deferred revenue and revenue will be recognized when future goods or services are transferred. Besides, amounts received on behalf of third parties are recorded as other current liabilities.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of the service is insignificant, if it represents less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

18

Revenue consists of the following:

	For the six months ended
	June 30, 2025		June 30, 2024
	US$’000		US$’000
	(Unaudited)		(Unaudited)
	Related Parties	Third Parties	Related Parties	Third Parties

Vehicle sales	$-	$522	$-	$3,161
Sales of vehicle parts and accessories	$66	$11	$245	$-
Others	$-	$-	$-	$1

Total revenues	66	533	245	3,162

All of the property and equipment of the Company is physically located in the PRC. The geographical location of the Company’s customers spans the PRC, Latin America, Oceania and Europe. All of the Company’s revenue is derived from operations in the PRC for the six months periods ended June 30, 2025 and 2024.

(r) Cost of revenues

Cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(s) Cost of revenues – idle capacity

Idle capacity consists of production-related costs in excess of charges allocated to the Company’s finished goods in production. The costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The costs allocated to the Company’s finished goods are determined on a daily basis which is lower than the actual costs incurred. Costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to US$6.58 million and US$7.57 million for the six months ended June 30, 2025 and 2024, respectively.

(t) Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2025 and 2024, R&D expenses were US$ 158,823 and US$1.08 million, respectively.

(u) Selling, general and administrative expenses

Selling expenses consist primarily of employee compensation and transportation cost. For the six months ended June 30, 2025 and 2024, total sales and marketing expenses were US$408,249 and US$738,056, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, share-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2025 and 2024, general and administrative expenses were US$60.60 million and US$12.84 million, respectively.

19

(v) Employee benefits

Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Company. Other short-term benefits are including work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

Post-employment benefit plans

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

The cost of providing benefits under post-employment benefit plans calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a) the date of plan amendment or curtailment; and

(b) the date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part, or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

The PRC government is responsible for the medical benefit and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and there is no legal obligation beyond the contributions made. Consequently, for defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

The Company attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

Early retirement benefit

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary resignation. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

(w) Government grants

The Company’s PRC based subsidiaries received subsidies from certain local governments. The Company’s government subsidies consist of subsidies which are provided by the local governments for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies as non-current liabilities until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the Company recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant is received if it compensates for expenses or losses already incurred. For the six months ended June 30, 2025 and 2024, the Company recognized subsidies of approximately US$5.26 million and US$1.71 million, respectively. US$3.36 million connection with subsidies compensating for expenses or losses has been received during the six months ended June 30, 2025. There is no guarantee that the Company will continue to receive remaining subsidies in the future.

See below for the nature of each government subsidy received and the related accounting treatment:

For the six months ended June 30, 2025 (Unaudited)
No.	US$’000	Type of Subsidies	Accounting Treatment

1	5,060	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	198	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	5,258

For the six months ended June 30, 2024 (Unaudited)
No.	US$’000	Type of Subsidies	Accounting Treatment

1	1,426	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	280	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	1,706

20

(x) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended June 30, 2025 and 2024.

(y) Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares. The Company classifies as liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares.

The Company accounts for its currently outstanding warrants in conjunction with the Company’s ordinary shares in equity. These warrants are indexed to the Company’s shares and meet the requirements of equity classification as prescribed under ASC 815-40. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity.

The details for the outstanding warrants are disclosed in Note 19(a).

(z) Value-added tax

The Company is subject to statutory value-added tax (“VAT”) of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(aa) Statutory reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from their after-tax profits (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including the general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Company. Appropriation to the staff bonus and welfare fund is at the Company’s discretion.

21

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonuses to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(bb) Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments and actuarial loss arising from changes in financial assumptions on the Company’s defined contribution plan that has been excluded from the determination of net loss.

(cc) Leases

Operating lease

The Company adopted ASC 842, Leases as of January 1, 2022 using modified retrospective transition approach. Upon adoption, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Company also elected the practical expedient of using hindsight to apply consistently to all of the Company’s leases in determining the lease term and in assessing impairment of the Company’s right-of-use assets.

The Company includes a right-of-use asset and lease liability related to substantially all of the Company’s lease arrangements in the consolidated balance sheets. All of the Company’s leases are operating leases. As the existing operating leases are short-term leases, right-of-use assets and the corresponding lease liabilities were nil in the consolidated balance sheets as of June 30, 2025 and December 31, 2024.

The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Company is reasonably certain to exercise. The Company recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company uses the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

The acquired land use right (Notes 2(l),10) represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines whether the land use right agreement contains an operating lease. Land use rights are carried at cost less accumulated amortization and impairment losses.

(dd) Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net loss per share attributable to holders of ordinary shares when their effect is dilutive.

22

Since the Company has incurred losses for each of the six months ended June 30, 2025 and 2024, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts are the same for each period presented.

Earnout/Contingent Value Rights

Pursuant to the BCA, 2,136,163 ordinary shares (valued as US$674 million of the Exchange Consideration based on the Redemption Price for purposes of the BCA) were issued to certain Chijet Inc. Sellers at the Closing (the “Earnout Shares”). Such shares were subject to vesting and potential surrender if they did not vest, with transfer restrictions during the vesting period. Any earnings on the Earnout Shares prior to vesting was to be set aside in escrow to satisfy the vesting criteria prescribed in the BCA relating to (i) consolidated gross revenue or (ii) closing price of the Company’s ordinary shares, and vested in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 as described as follows:

(i)	The first tranche (along with earnings thereon) were to (i) vest proportionately based on the consolidated gross revenues of Chijet Motor (including the period prior to the Closing) as set forth in Chijet Motor ‘s audited annual financial statements included in Form 20-F filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$528 million, up to a maximum of 100% of the first tranche at US$801 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Chijet Motor ordinary shares on Nasdaq were at least US$390.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) trading days, through and including the thirtieth (30th) trading day after the date on which Chijet Motor filed its annual report on Form 20-F with the SEC (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023, and any shares in the tranche that do not so vest were surrendered to Chijet and cancelled.

(ii)	The second tranche (along with earnings thereon) will likewise either (i) vest proportionately based on the consolidated gross revenues of Chijet Motor (including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in its Form 20-F filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate)in excess of US$870 million, up to a maximum of 100% of the second tranche at US$2,206 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024, and any shares in the tranche that do not so vest will be surrendered to Chijet and cancelled.

(iii)	Any remaining Earnout Shares (along with earnings thereon) not vested or surrendered in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of Chijet Motor (including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F for the calendar year ending December 31, 2025 (as adjusted for affixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$1,616 million, up to a maximum of 100% of the final tranche at US$3,215 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ending December 31, 2025, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

Any Earnout Shares and earnings thereon that are surrendered to Chijet will be promptly reissued and delivered by Chijet to the CVR rights agent on behalf of the holders of the CVRs, to be reissued pro rata among the holders of the CVRs.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment. Considering that the Earnout Shares were issued to the Chijet Inc. Sellers, and there are no service conditions nor any requirement of the participants to provide goods or services, the Company determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, the Company focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

23

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

The Company next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination was accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date was accounted for as an equity transaction. Therefore, contingent value rights did not give any effect in calculation of the earnings per share as of June 30, 2025.

(ee) Assets and liabilities classified as held for sale

Assets and liabilities to be disposed of by sale (“disposal groups”) are classified as “held for sale” if their carrying amounts are principally expected to be recovered through a sale transaction rather than through continuing use. The classification occurs when the disposal group is available for immediate sale and the sale is probable. These criteria are generally met when management has committed to a plan to sell the assets within one year. Disposal groups are measured at the lower of carrying amount or fair value less costs to sell, and long-lived assets included within the disposal group are not depreciated or amortized. The fair value of a disposal group, less any costs to sell, is assessed during each reporting period it remains classified as held for sale, and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value of the disposal group. When the net realizable value of a disposal group increases during a period, a gain can be recognized to the extent that it does not increase the value of the disposal group beyond its original carrying value when the disposal group was reclassified as held for sale. Disposal groups are disposed or meet the criteria to be classified as held for sale should be reported in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity’s operations and financial results.

3. RECENT ACCOUNTING PRONOUNCEMENT

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2024. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted.

The Company adopted ASU No. 2023-09 on January 1, 2025, which did not have a material impact on the consolidated financial statements.

24

Recently issued accounting pronouncements not yet adopted

In October 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 adds interim and annual disclosure requirements to GAAP at the request of the Securities and Exchange Commission. The guidance in ASU 2023-06 is required to be applied prospectively and the GAAP requirements will be effective when the removal of the related SEC disclosure requirements is effective. If the SEC does not act to remove its related requirements by June 30, 2027, any related FASB amendments will be removed from the Accounting Standards Codification and will not be effective. The Company does not anticipate that the adoption of ASU 2023-06 will have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03-Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company does not expect that adoption of ASU 2024-03 will have a material impact on the Company’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

25

4. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, accounts and notes receivable, and accounts and notes payable. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2025 and December 31, 2024, substantially all of the Company’s cash and cash equivalents and restricted cash was placed with banking institutions in the PRC. Management chose these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and based on publicly available information, management believes that those Chinese banks that hold the Company’s cash and cash equivalents and restricted cash are financially sound.

For the credit risk related to accounts and notes receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

(b) Customer risk

As of June 30, 2025, two customers, determined as related parties under ASC 850, accounted for 33% and 28% of the Company’s total accounts and notes receivable, respectively. As of June 30, 2025, one customer, determined as a third party under ASC 850, accounted for 13% of the Company’s total accounts and notes receivable.

As of December 31, 2024, one customer, determined as a related party under ASC 850, accounted for 31% of the Company’s total accounts and notes receivable. As of December 31, 2024, two customers, determined as third parties under ASC 850, accounted for 37% and 10% of the Company’s total accounts and notes receivable respectively.

During the six months ended June 30, 2025, two third-party customers accounted for 10% of the Company’s total revenue at 32% and 18%, respectively.

During the six months ended June 30, 2024, two customers accounted for more than 10% of total revenue at 23% and 11%, respectively.

(c) Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)

Accounts receivable	82	29
Notes receivable	-	128
Accounts and notes receivable, net	82	157

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

26

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. There was no allowance for credit June 30, 2025 and December 31, 2024, respectively.

6. INVENTORY, NET

Inventory consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Finished goods	4,048	4,722
Raw materials	9,658	10,549
Work-in-process	4,085	4,818
Inventory, subtotal	17,791	20,089
Less: inventory impairment provision	(7,765)	(8,944)
Inventory, net	10,026	11,145

Finished goods primarily consist of vehicles ready for transit at production factories, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of vehicles in production which will be transferred into finished goods inventory when completed.

For the six months ended June 30, 2025 and 2024, write-downs of inventories to net realizable value were both nil, respectively.

7. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)

Prepayments for materials	4,478	5,107
Prepayments for R&D	99	97
Prepayments for utilities	197	550
Other prepayments	399	326
Deductible value-added tax input	292	154
Other receivables(i)	21,104	1,504
Subtotal	26,569	7,738
Less: allowance for bad debts	(418)	(401)
Net balance	26,151	7,337

27

On March 21, 2022, the Ministry of Finance and State Administration of Tax released Announcement (2022) No.14 to issue China’s VAT rebates to eligible industries. Companies in these industries can now apply for monthly refunds of incremental VAT credits and a one-time refund of remaining VAT credits from April 1, 2022 onward. Given that Chijet falls within the scope of the eligible industry, the deductible value-added tax input is classified as other current assets.

(i)	Considering the repayment of loans and the payment of employee benefits, FAW Jilin has disposed a land use right in May 2025. As of June 30, 2025, there were still US$17.85 million that have not been received yet.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
At cost:
Buildings	167,430	164,318
Mold and tooling	100,143	98,281
Computer and electronic equipment	6,457	6,337
Machinery and equipment	258,116	253,180
Vehicles	588	736
Other logistic equipment	7,531	7,391
Construction in progress(i)	14,390	14,089
Property, plant and equipment, subtotal	554,655	544,332
Less: accumulated depreciation(ii)	(400,918)	(385,527)
Less: accumulated impairment(iii)	(3,040)	(2,987)
Property, plant and equipment, net(iv)	150,697	155,818

(i)	Construction in progress primarily consists of the construction of Shandong Baoya, Xiangyang Yazhi New Energy Automobile Co., Ltd. (“Xiangyang Yazhi”), Dezhou Yarui New Energy Automobile Co., Ltd. (“Dezhou Yarui”) manufacturing plants and molds, toolings, machinery and equipment relating to the manufacturing.

(ii)	Depreciation expenses for the six months ended June 30, 2025 and 2024 were US$8.11 million and US$10.61 million, respectively.

(iii)	There were no impairment charges for the six months ended June 30, 2025 and 2024.

(iv)	The carrying amounts of buildings, molds and tooling, machines and equipment and other logistic equipment pledged by FAW Jilin to secure borrowings were US$45.49 million and US$47.92 million as of June 30, 2025 and December 31, 2024, respectively.

The nine vehicles pledged by Shandong Baoya in April 2024 to secure borrowings, seven of these vehicles were disposed in 2025. The carrying amounts of vehicles were US$5,934 and US$46,753 as of June 30, 2025 and December 31, 2024. The carrying amounts of buildings, molds and tooling, machines and equipment pledged by Xiangyang Yazhi to secure borrowings were US$22.61 million and US$24.06 million as of June 30, 2025 and December 31, 2024, respectively. The details of the assets pledged by Xiangyang Yazhi are disclosed in Note 17.

The carrying amounts of buildings, machines and equipment pledged by Dezhou Yarui to secure borrowings were US$1.79 million and US$1.91 million as of June 30, 2025 and December 31, 2024, respectively.

28

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30, 2025
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Finite-lived intangible assets:
Computer software	468	(468)	-
Patent	206	(206)	-
Total finite-lived intangible assets	674	(674)	-
Indefinite-lived intangible assets:
Trademark and manufacturing license	126,245	-	126,245
Total indefinite-lived intangible assets	126,245	-	126,245
Total intangible assets	126,919	(674)	126,245

	December 31, 2024
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
	(Audited)	(Audited)	(Audited)
Finite-lived intangible assets:
Computer software	459	(455)	4
Patent	202	(202)	-
Total finite-lived intangible assets	661	(657)	4
Indefinite-lived intangible assets:
Trademark and manufacturing license	123,899	-	123,899
Total indefinite-lived intangible assets	123,899	-	123,899
Total intangible assets	124,560	(657)	123,903

No impairment charges were recognized on intangible assets for the six months ended June 30, 2025 and 2024.

Amortization expenses of intangible assets were US$4,624 and US$14,091 for the six months ended June 30, 2025 and 2024, respectively.

10. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)

Land use right	113,335	149,019
Less: accumulated amortization	(21,736)	(29,383)
Land use right, net	91,599	119,636

As discussed in Note 17, the Company was unable to meet the conditions to apply for the government subsidies to repay the loans. As a result, Xiangyang Yazhi pledged land use rights with the carrying amount of US$13.78 million and US$13.68 million to its lenders as of June 30, 2025 and December 31, 2024, respectively.

Dezhou Yarui pledged land use rights with the carrying amount of US$387,099 and US$384,295 to its lenders as of June 30, 2025 and December 31, 2024, respectively.

FAW Jilin pledged its land use rights in July 2024 to secure the borrowings. The carrying amounts of land use rights pledged by FAW Jilin for loan were totally US$30.81 million and US$59.64 million as of June 30, 2025 and December 31, 2024, respectively. The carrying amount of the pledged land use right decreased by approximately US$29 million due to the disposal of one of the land use rights by FAW Jilin in May 2025 to repay the loans and employees benefits.

29

Land use right of Shandong Baoya was frozen by court due to the legal loan dispute in December 2024. The carrying amount of the land use right that was frozen was US$25.84 million US$25.64 million as of June 30, 2025 and December 31, 2024, respectively.

Amortization expenses of land use rights were US$1.64 million and US$1.55 million for the six months ended June 30, 2025 and 2024, respectively.

11. OPERATING LEASES (EXCLUDING LAND USE RIGHTS)

Operating leases of the Company mainly consist of short-term leases of plants, warehouses and machinery. Short-term lease cost is recognized as rental expenses in the consolidated statements of loss.

The components of lease cost for operating leases were as follows:

	For the six months ended	For the six months ended
	June 30, 2025	June 30, 2024
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Short-term lease cost	17	450
Total lease cost	17	450

12. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired from FAW Jilin on December 27, 2019 (“Acquisition Date”). Pursuant to the related agreement and plan of merger, the purchase price was US$214.42 million.

The Company accounted for the acquisition using the purchase method of accounting for business combinations under ASC 805, Business Combinations. The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on their estimated fair value as of the Acquisition Date.

30

	US$’000	RMB’000

Assets acquired:
Cash and cash equivalents	235,165	1,645,169
Accounts and notes receivable	111,511	780,105
Other receivable	262	1,829
Inventory	30,766	215,232
Property, plant and equipment, net	273,142	1,910,844
Equity investment	4,773	33,391
Intangible assets	129,315	904,663
Land use right	87,970	615,419
Prepayments and other assets, current and non-current	53,820	376,512
Total assets acquired	926,724	6,483,164
Liabilities and equity assumed
Short-term borrowing	(28,589)	(200,000)
Accounts and notes payable	(160,346)	(1,121,745)
Contract liabilities	(11,904)	(83,276)
Accounts and other liabilities	(20,830)	(145,725)
Long-term payables	(249,417)	(1,744,870)
Accrued post-employment and termination benefits	(73,634)	(515,130)
Other payable, current and non-current	(81,749)	(571,898)
Noncontrolling interest	(88,575)	(619,653)
Total liabilities and equity assumed	(715,044)	(5,002,297)
Net assets acquired	211,680	1,480,867
Goodwill	2,735	19,133
Total purchase price	214,415	1,500,000

Changes in the carrying amount of goodwill consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Beginning balance	2,621	2,695
Translation adjustment	50	(74)
Goodwill	2,671	2,621

Goodwill of US$ 2.74 million represented the excess of the purchase price over the fair value of the net assets acquired as of the Acquisition Date and was primarily attributable to the expected synergies from integrating FAW Jilin’s technology into the automotive segment as well as the acquired workforce. As of June 30, 2025 and December 31, 2024, the goodwill was US$2.67 million and US$2.62 million, respectively. The change was due to foreign currency translation adjustments during the six months ended June 30, 2025. There were no accumulated impairment losses as of June 30, 2025 and December 31, 2024.

13. OTHER ASSETS

Other assets consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Long-term prepayment	3,037	3,140
Total	3,037	3,140

Long-term prepayment of US$3.04 million were mainly attributable to the advances paid to FAW Jilin’s suppliers for molds and tool manufacturing of car body and vehicle parts. These expenditures will be capitalized as property, plant and equipment after molds and tools reach the working condition for its intended use.

31

14. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Accounts payable	13,832	14,382
Total	13,832	14,382

15. CONTRACT LIABILITIES

Contract liabilities primarily consisted of advance payments from customers prior to the transfer of goods or services by the Company. The payment amounts and timing vary depending on the vehicle model, the energy product and the location of delivery. Contract liabilities are included in current liabilities until refunded or until they are applied towards the revenue.

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Contract liabilities - beginning of period	3,765	5,008
A change in time frame for a performance obligation satisfied	(3,520)	(11,488)
Advance received	3,547	10,471
Translation adjustment	89	(226)
Contract liabilities - subtotal	3,881	3,765
Less: contract liabilities to related parties	(1,007)	(961)
Contract liabilities - end of period	2,874	2,804

16. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consisted of the following:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Payroll payable	4,726	6,228
Accrued post-employment and termination benefits - current portion (Note 18)	11,658	7,839
Business and other taxes payable	1,581	1,437
Accrued expenses	17,975	17,859
Other payable secured by acceptance draft	-	985
Other payable	15,769	17,181
Total	51,709	51,529

32

17. LONG-TERM PAYABLES, CURRENT

In May 2016, the Company entered into two loans with a government entity (Xiangyang High Tech Industrial Development Zone Management Committee). The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and the funds cannot be used for any other purpose. The loans bear no interest and the maturity date will depend on the development status.

Because of the nature of these loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results. However, due to the Covid-19 pandemic and the specific regulations issued, the Company was unable to meet the conditions in the loan agreements and, therefore, was unable to apply for the government subsidies to repay the US$96.96 million at the due date of July 2022. As a result, the loan was reclassified as current as of June 30, 2025 and December 31, 2024. In addition, the Company may need to pay a penalty of US$730,359, which is equal to 5% of the cost of the land use right.

In June 2023, the Company pledged certain assets to the two government entities to secure the principal and related interest claims of the above-mentioned loans. The carrying amount of machinery and equipment, molds and tooling was US$8.49 million, the carrying amount of buildings was approximately US$14.12 million and the carrying amount of land use rights was US$13.78 million as of June 30, 2025.

The carrying value of the borrowings approximates their fair value as of June 30, 2025 and December 31, 2024. As of June 30, 2025 and December 31, 2024, the outstanding principal of the loans were US$96.96 million and US$95.16 million, respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

As of June 30, 2025, the Company was unable to meet the conditions in the loan agreement, therefore there are no subsidies receivable by the Company from the government. On July 2, 2025, Xiangyang High Tech Industrial Development Zone Management Committee has initiated arbitration proceedings and submitted the following claims: 1)require the Company to repay the loans and pay the penalty; 2)require the auction of the mortgaged land use right, buildings, and equipment, and seeking priority compensation from the proceeds of the auction within the scope of the aforementioned claims.

On September 1, 2025, the court frozen Xiangyang Yazhi’s bank deposits and ordered the auction of the mortgaged assets. The Company plans to repay the US$96.96 million as well as the penalty of US$730,359 with the proceeds of the auction. As of September 29, 2025, the auction procedure was not started yet.

18. ACCRUED POST-EMPLOYMENT AND TERMINATION BENEFITS

The Company pays post-employment obligations to its retired employees. In addition, the Company is committed to make periodic benefits payments to certain former employees, who were terminated or early retired. These benefits are only applicable to the qualifying employees.

As of December 31, 2024, the Company had three defined benefit, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. The three benefit plans are as follows:

(i) Plan 1: Post-employment benefits for civil retirees, retirees and internal retirees in 2019 restructure;

(ii) Plan 2: Termination benefits for internal retirees in 2019 restructure;

(iii) Plan 3: Post-employment benefits for retirees and active employees granted after 2019;

In March 2025, to cut costs and boost productivity, the Company launched the 2025 Employee Placement Project (the “2025 Project”) targeting all retirees and active employee under Plan 3. The 2025 Project was approved by the meeting of all employee representatives on March 25, 2025. Under this project, all the post-employment benefits under Plan 3 were terminated. Instead, the Company has offered multiple termination benefits:

(iv) Plan 4: Post-employment benefits for retirees and internal retirees in 2025 Project;

(v) Plan 5: Termination benefits for internal retirees in 2025 Project;

33

For the remaining active employees in Plan 3, their employment shall be terminated with a lump-sum termination compensation of US$11.65 million for a short period of time. As of June 30, 2025, the Company has paid the compensation for these employees.

The Company terminated Plan 3 on June 30, 2025. This change has been accounted for curtailment as of June 30, 2025 and has been recognized immediately. The unrecognized accumulated other comprehensive income is recognized immediately in profit or loss.

Plan 4 and Plan 5 were established on June 30, 2025. This change has been accounted for termination benefits as of June 30, 2025, and has been recognized immediately.

According to the policy of gradually raising retirement age and “Measures of the State Council on Gradually Raising the Statutory Retirement Age” (referred to as the “Measures”), the statutory retirement age has been changed since January 1, 2025. The change of the Company’s benefits has occurred pursuant to the Measures since December 31, 2024. The above change has no influence on Plan 1 and 2. The effect on Plan 3 has been accounted for as past service cost on December 31, 2024 and amortized during the average expected future working lifetime of corresponding members under ASC 715.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
Discount rate	1.75% / 1.50%	1.25%-1.75%	1.75%-2.25%
Mortality rate	(2010-2013) - CL5/CL6 up 2 years*
Annual withdrawal rate	3.00%	3.00%	3.00%
Annual increase rate of supplemental medical benefits	6.00%	6.00%	6.00%
Annual increase rate of social insurance, housing fund and EAP	8.00%	8.00%	8.00%

*	China Life Insurance Mortality Table (2010-2013)

Movements in the present value of the retirement and supplemental benefit obligations during the six months ended June 30, 2025 and 2024 are as follows:

	For the six months ended
	June 30, 2025	June 30, 2024
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Beginning of period	45,273	52,350
Service costs	40	39
Interest costs	302	554
Benefits paid	(3,716)	(4,151)
Actuarial loss arising from changes in financial assumptions	(1,099)	134
Termination Benefits	39,136	-
Gain due to curtailment	(1,846)	-
Translation adjustment	1,264	(1,181)
End of period	79,354	47,745

34

The amount of retirement and supplemental benefit obligations recognized in the consolidated balance sheets are determined as follows:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
End of period/year	79,354	45,273
Less: net amount due within one year (Note 16)	(11,658)	(7,839)
Net amount due after one year	67,696	37,434

The following amounts were recorded in the consolidated statements of operations as components of the benefit cost for this period:

	For the six months ended
	June 30, 2025	June 30, 2024
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Service costs	40	39
Interest costs	302	554
Amortization of actuarial losses	605	6
Amortization of past service cost	(99)	57
Termination Benefits(i)	39,136	-
Gain due to curtailment(i)	(1,846)	-
Immediate recognition of actuarial (gains) losses	(849)	1,121
Benefit cost for this period	37,289	1,777

(i)	It is the immediate recognition of benefit cost due to the 2025 Project.

The following amounts were recorded in the other comprehensive income of the consolidated statements of comprehensive loss:

	For the six months ended
	June 30, 2025	June 30, 2024
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Actuarial (gain) loss arising from changes in financial assumptions	(250)	157
Amortization recognized in net period benefit cost	(506)	(63)
Total	(756)	94

During the six months ended June 30, 2025 and 2024, the Company made cash payments of US$3.72 million and US$4.15 million, respectively, to settle part of the liabilities of the defined benefit plans.

35

19. ORDINARY SHARES AND STATUTORY RESERVE

In January and February 2025, the Company had issued 1,678,572 and 2,107,973 Class A Ordinary Shares, par value US$0.003 per share, in connection with the Private Placement and the cashless exercise of the accompanying warrants in. The gross proceeds to the Company from the Private Placement, amounting to approximately US$2.82 million, or US$2.51 million after deducting estimated offering expenses.

On March 15, 2025, the Company had issued 23,255,814 Class A Ordinary Shares to purchase the equity interest in Too Express that is discussed in Note 1(b).

In March 2025, the Company had cancelled 1,624,910 Class A Ordinary Shares and issued 1,600,000 Class B Ordinary Shares that are discussed in Notes 1(c).

As of June 30, 2025 and December 31, 2024, Chijet Motor had issued 30,889,110 and 5,471,661 Class A ordinary shares, of which outstanding Class A ordinary shares of 30,887,525 and 5,470,076, respectively. Chijet Motor had 1,600,000 and nil issued and outstanding Class B ordinary shares as of June 30, 2025 and December 31, 2024. Share data as of June 30, 2025 and December 31, 2024 have been retroactively restated to give effect to the 1-for-30 reverse stock split and the reclassification of ordinary shares on June 28, 2024 that are discussed in Notes 1(c) and 1(d), respectively.

(a) Warrants

GT Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2025:

		Weighted average	Total
	Number	unit price	price
			US$’000

Balance of warrants - December 31, 2024	148,334	$60	$8,900

Balance of warrants - June 30, 2025	148,334	$60	$8,900

Balance of warrants exercisable - June 30, 2025	148,334	$60	$8,900

On February 15, 2022, pursuant to a financial advisory agreement, Shandong Baoya issued a common stock purchase warrant to Greentree to purchase 166,667 of its shares at an exercise price of US$60.00 per share. On June 1, 2023, in connection with the closing of the Business Combination, the Company assumed the obligations of Shandong Baoya under the financial advisory agreement, by executing an assumption and amendment to the common stock purchase warrant by and among the Company, Shandong Baoya, and Greentree. In accordance with ASC 815-40, the warrants are classified as equity and the relative fair value of approximately US$22.9 million was recognized gradually over the service term from February 15, 2022 to December 31, 2022. As of December 31, 2022, US$22.9 million was recognized as additional paid-in capital. The estimated fair value was determined using the Black-Scholes Option Pricing Model which is based on the value of the underlying ordinary shares at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying ordinary shares. 18,333 of warrants have been exercised in 2023.

36

The Company used the following assumptions to estimate the fair value of warrants granted under the financial advisory agreement:

At February 15, 2022

Risk-free interest rate	1.72%
Expected volatility	60.00%
Expected term (in years)	5
Expected dividend yield	0.00%

I-Bankers Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2025:

		Weighted average	Total
	Number	unit price	price
			US$’000

Balance of warrants - December 31, 2024	13,800	$360	$4,968

Balance of warrants – June 30, 2025	13,800	$360	$4,968

On December 9, 2021, JWAC issued to I-Bankers warrants to purchase 13,800 shares of its Class A common stock, exercisable at $360.00 per share (“Representative’s Warrants”), in connection with its services as the representative of the underwriters for the IPO and as a result of the full exercise of the over-allotment option. The fair value of the Representative’s Warrants was estimated to be approximately US$1.09 million (or US$78.78 per warrant) using the Black-Scholes option-pricing model. Upon completion of the Business Combination, all of the Representative’s Warrants were exchanged for a substantially similar warrant to purchase an equal number of Chijet Motor ordinary shares on the same terms and conditions as the original warrant, exercisable at $360.00 per share for five years.

The Company used the following assumptions to estimate the fair value of warrants:

At December 9, 2021

Risk-free interest rate	1.18%
Expected volatility	35.00%
Expected term (in years)	5
Expected dividend yield	0.00%

(b) Treasury stock

Chijet Inc. entered into unsecured promissory notes (“Promissory Notes”) in the principal amount of US$1.38 million and US$1.18 million with JWAC on December 5, 2022 and March 6, 2023, respectively. The Promissory Notes were non-interest bearing and payable in cash upon the earlier of the closing of the Business Combination and the date of liquidation of JWAC. According to the letter signed by JWAC and Chijet Inc. on June 1, 2023, JWAC repaid US$500,000 by delivering 1,585 shares of its Class A common stock (“JWAC Common Stock”), par value US$0.003 per share, each share valued at the Redemption Price and US$2.06 million in cash to Chijet Inc. As a result of the Share Exchange, Chijet Inc.’s investment in JWAC was changed to the investment in Chijet Motor, Chijet Inc.’s parent company. The effect in essence is that a subsidiary, Chijet Inc., holds an investment in its parent company’s (Chijet Motor) ordinary shares. According to presentation guidance in ASC 810-10-45-5, these 1,585 shares have been transferred to treasury shares of the Company.

37

(c) Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC GAAP. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion, production, or increase in registered capital but are not distributable as cash dividends.

For the six months ended June 30, 2025 and 2024, the Company’s PRC subsidiaries did not make any appropriations to their statutory reserves. As of June 30, 2025 and December 31, 2024, the accumulated balance of the statutory reserves was US$6.66 million.

In accordance with the safety production regulations, the Company’s subsidiaries in China have to make appropriations as a special reserve which will only be used for the enhancement of safety production environment and improvement of facilities. As of June 30, 2025 and December 31, 2024, the accumulated balance of special reserves, which is included in the accumulated deficit, was approximately US$572,827 and US$585,240, respectively.

Because the Company’s entities in the PRC can only pay dividends out of distributable profits reported in accordance with PRC accounting standards, the Company’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves, special reserve and additional paid-in capital of the Company’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s entities in the PRC not available for distribution, were US$148.30 million and US$148.31 million, as of June 30, 2025 and December 31, 2024, respectively.

20. INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Chijet Motor is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiary, Baoya Technology Holdings Limited is incorporated in the BVI and under the current laws of the BVI, Baoya Technology Holdings Limited is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to its shareholders are not subject to withholding tax in the BVI.

38

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Baoyaev Group Limited, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime became effective in 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, most of the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%. Shandong Baoya and FAW Jilin were subject to a CIT statutory rate of 15% due to their qualifications as high and new technology enterprises in 2024 and 2025.

For the six months ended on June 30, 2025 and 2024, income tax expenses were both nil.

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the period presented are as follows:

	June 30, 2025	June 30, 2024
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Loss before income tax expenses	(61,489)	(31,523)
Income tax benefits computed at the PRC statutory income tax rate of 25%	(15,372)	(7,881)
Use of NOL	-	(98)
Effect of additional deduction for qualified R&D expenses	(40)	(269)
Effect of changes in asset value	283	332
Non-deductible expenses	24	48
Changes in valuation allowance and others	15,105	7,868
Income tax expenses	-	-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

39

The Company’s deferred tax assets (liabilities) consisted of the following components:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Deferred tax assets
Net operating loss carryforwards	203,421	187,327
Accrued warranty	24	61
Accrued expenses	17,126	13,235
Investment loss	-	764
Inventory impairment	2,329	2,314
Fixed assets impairment provision	849	844
Bad debts	68	58
Accrued payroll	16,716	9,358
Subtotal	240,533	213,961

Fair value change of fixed assets	(9,334)	(9,508)
Fair value change of intangible assets	(3,536)	(3,560)
Total deferred tax liabilities	(12,870)	(13,068)

Net deferred tax assets	227,663	200,893
Less: valuation allowance	(227,663)	(200,893)
Deferred tax assets, net of valuation allowance	-	-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of US$823.80 million that will expire in one to ten years that are available for deduction against future taxable profits.

21. RELATED PARTIES

The principal related parties of which the Company as of June 30, 2025 are as follows:

(a) Relationship:

Name of Entity or Individual	Relationship with the Company

Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Significantly influenced by the Company
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd.	Significantly influenced by the Company
Zhang Jiannong	Shareholder
Wang Qingjun	Shareholder
Euroamer Kaiwan Technology Company Limited	Shareholder
Chijet Holdings Limited	Shareholder
Mu Hongwei	Principal Owner/Director
John Chiang	Shareholder
Simon Pang	Shareholder
Li Wen	Shareholder
Liu Ying	Shareholder
Wang Wenbo	Independent Director
Wang Na	Independent Director
Wang Wanli	Independent Director
Zhang Jing	Independent Director
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Equity Investment (Tianjin) Co., Ltd.	Affiliate of non-controlling interest shareholder
Yantai Public Transportation Co., Ltd.	Significantly influence the Company
Shandong Zhanpuce Management Consulting	Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.	Significantly influenced by non-controlling interest shareholder
Jinan Haiyun Investment Consulting Co., Ltd.	Significantly influenced by non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Significantly influenced by non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Significantly influenced by non-controlling interest shareholder

40

(b) The following tables indicate the transactions that have been entered into with related parties:

i)	Balance Sheets

	As of June 30, 2025 (Unaudited)
	US$’000
	Accounts and notes receivable from related parties	Other current assets from related parties	Amounts due from related parties	Accounts and notes payable to related parties	Contract liabilities to related parties	Accruals and other current liabilities to related parties	Loans attributable to related parties
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	-	-	3	-	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	-	-	-	55	118	-	-

Independent Directors
Wang Wenbo	-	-	-	-	-	113	-
Wang Na	-	-	-	-	-	42	-
Wang Wanli	-	-	-	-	-	42	-
Zhang Jing	-	-	-	-	-	42	-

Non-controlling interest shareholder
China FAW Co., Ltd.	74	-	35,630	144	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	1,652	3,871

Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	-	-	-	80	-	179	-
FAW Bestune Car Co., Ltd.	87	-	-	76	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	37,765	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,688	-	90	-
FAW Logistics Co., Ltd.	-	-	-	2,755	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	371	-	626	-
China FAW Group Co., Ltd.	-	-	-	-	-	24,980	-
China FAW Group Import & Export Co., Ltd.	22	-	-	83	59	26	-
FAW Finance Co., Ltd.	-	-	-	-	-	33,810	160,739

Significantly influenced the Company
Yantai Public Transportation Co., Ltd.	-	-	-	-	-	40,473	103,300

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	-	-	-	-	-	110	1,815
Jinan Haiyun Investment Consulting Co., Ltd						196	1,396
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	126	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	751	-	-

Other	-	471	66	29	79	23	-

Total	183	471	35,696	44,175	1,007	102,404	271,121

41

	As of December 31, 2024 (Audited)
	US$’000
	Accounts and notes receivable from related parties	Other current assets from related parties	Amounts due from related parties	Accounts and notes payable to related parties	Contract liabilities to related parties	Accruals and other current liabilities to related parties	Loans attributable to related parties

Shareholders
Euroamer Kaiwan Technology Company Limited	-	-	-	-	-	1,130	-
Chijet Holdings Limited	-	-	-	-	-	570	-
Ying Liu	-	-	-	-	-	13	-

Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	33	-	-	-	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd.	1	266	-	272	89	-	-

Independent Directors
Wang Wenbo	-	-	-	-	-	63	-
Huimin Li	-	-	-	-	-	13	-

Non-controlling interest shareholder
China FAW Co., Ltd.	2	-	38,661	141	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	1,529	3,799

Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	-	-	-	79	-	133	-
FAW Bestune Car Co., Ltd.	84	-	-	75	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	5	-	-	-	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	38,904	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,638	-	89	-
FAW Logistics Co., Ltd.	-	-	-	2,703	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	364	-	614	-
China FAW Group Co., Ltd.	-	-	-	-	-	24,516	-
China FAW Group Import & Export Co., Ltd.	22	-	-	81	58	25	-
FAW Equity Investment (Tianjin) Co., Ltd.	-	-	-	-	-	-	2,345
FAW Finance Co., Ltd.	-	-	-	-	-	28,713	157,751

Significantly influence the Company
Yantai Public Transportation Co., Ltd.	-	-	-	-	-	36,408	101,380

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.	-	-	-	-	-	119	1,781
Jinan Haiyun Investment Consulting Co., Ltd.	-	-	-	-	-	151	1,369
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	124	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	2	738	-	-

Other	-	465	4	27	76	-	-

Total	114	764	38,665	45,410	961	94,086	268,425

42

ii)	Operations

	For the six months ended June 30, 2025 (Unaudited)			For the six months ended June 30, 2024 (Unaudited)
	US$’000			US$’000
	Sales of goods	Purchase of goods	Interest Expense	Sales of goods	Purchase of goods	Interest Expense
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	31	-	-	4,322	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	45	-	-	164	-	-

Non-controlling interest shareholder
China FAW Co., Ltd.	21	-	-	39	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	93	-	-	94

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	3,370
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	-	-	-	46
Qiming Information Technology Co., Ltd.	-	-	-	-	46	-
FAW Bestune Car Co., Ltd.	-	42	-	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	-	-	-	42	-	-
FAW Finance Co., Ltd.	-	-	4,497	-	-	4,449

Significantly influence the Company
Yantai Public Transportation Co., Ltd.	-	-	3,334	-	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	-	-	59	-	-	46
Jinan Haiyun Investment Consulting Co., Ltd	-	-	42	-	-	72

Other	-	23	-	-	80	-

Total	66	96	8,025	245	4,448	8,077

43

(c) The following table consists of the financing that the Company has entered into with related parties:

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Significantly influence the Company
Yantai Public Transportation Co., Ltd. (i)	103,300	101,380

Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd. (ii)	160,739	157,751
FAW Equity Investment (Tianjin) Co., Ltd. (iii)	-	2,345

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (iv)	3,871	3,799

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd. (v)	1,815	1,781
Jinan Haiyun Investment Consulting Co., Ltd. (vi)	1,396	1,369

Total	271,121	268,425

(i)	In December 2019, Shandong Baoya entered into loans with Yantai Guofeng Investment Holding Group Co., Ltd. (“Yantai Guofeng”). The loans bear an interest rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya meets certain development conditions, part of the loans could be transferred to a government subsidy, and the relevant interest would be waived. None of the conditions were met. For the six months ended June 30, 2025 and 2024, the principal amount converted to government subsidies were nil. On December 31, 2024, Shandong Baoya was notified that Yantai Guofeng has transferred its creditor’s rights in Shandong Baoya to Yantai Public Transportation Co., Ltd. (“Yantai Trans”). On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the freezing of Shandong Baoya’s land use right. The net value of the frozen land use right was US$25.84 million as of June 30, 2025.

(ii)	During May 2020, FAW Jilin entered into mortgage loans with FAW Finance Co., Ltd. The loans bear interest of 3.915% and mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$40.18 million (each for the remaining principal balance). On November 1, 2022, 2023 and 2024, FAW Jilin defaulted on this mortgage loan. As a result, pursuant to the agreement, there will be penalties for unpaid interest, and the annual interest rate for the default principal increased to 5.0895% from 3.915%. The following table illustrates the carrying amount of the loan and the property, plant and equipment and land use right, pledged by the Company to secure the borrowings as of June 30, 2025 and December 31, 2024.

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)
Collateralized by the FAW Jilin factory and land use right with the carrying value of US$57.91 million and US$58.94 million, as of June 30, 2025 and December 31, 2024.	48,858	47,950
Collateralized by the machinery and equipment, molds and tooling, other logistic equipment of FAW Jilin with carrying value of US$18.04 million and US$ 19.29 million as of June 30, 2025 and December 31, 2024.	97,000	95,197
Credit loan, no collateralized items.	14,881	14,604
Total	160,739	157,751

44

Maturity date	The loans mature gradually from November 1, 2022 to November 1, 2025.

Interest Rate and default rate	The loans bear an annual interest rate of 3.915% and the interest rate for the default principal is 5.0895%

Interest expense	The interest expenses were US$4.50 million and US$4.45 million for the six months ended June 30, 2025 and 2024 respectively.

(iii)	On December 19, 2024, FAW Jilin entered a mortgage loan of US$ 2.39 million with FAW Equity Investment (Tianjin) Co., Ltd. The loan bears interest of 3.10% and will mature in one year. As of June 30, 2025, FAW Jilin the mortgaged land use right has been disposed to repay the principal.

(iv)	In 2016, Dezhou Yarui entered into a related party mortgage loan with Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (“Dezhou Jingtai”). The loan was originally due on October 31, 2026. In March 2022, pursuant to the loan agreement, Dezhou Jingtai filed a request in court that the Company repay the loan in advance. In April 2022, the Company reached a settlement agreement with Dezhou Jingtai. Pursuant to the settlement agreement, the outstanding balance of US$4.62 million will bear an annual interest rate of 4.9% and will be repaid in four installments, with each payment amount of US$1.16 million on and before August 1, 2024. As of March 24, 2023, the Company partially paid the first installment, which was due on February 1, 2023. In August 2023, Dezhou Yarui entered into an agreement with Dezhou Jingtai to settle the remaining amount due. The following table illustrates the carrying amount of the loan and the machine and equipment pledged by the Company to secure the borrowings as of June 30, 2025 and December 31, 2024. On August 13, 2025, Dezhou Jingtai applied to the court for the auction of the collateralized assets of Dezhou Yarui. The auction process began on August 25, 2025 and has not yet concluded as of September 29, 2025.

	June 30, 2025	December 31, 2024
	US$’000	US$’000
	(Unaudited)	(Audited)

Collateralized by buildings, machinery and equipment, land use right of Dezhou Yarui. The carrying amounts of machinery and equipment pledged to secure the borrowings as of June 30, 2025 and December 31, 2024 were US$606,704 and US$689,814, respectively. The carrying amount of buildings and land use rights pledged to secure the borrowings as of June 30, 2025 and December 31, 2024 were US$1.58 million and US$1.22 million, respectively.	3,871	3,799

Maturity date	The outstanding balance was due on August 1, 2024.

Interest Rate	The loans bear an annual interest rate of 4.9%

Interest expense (One loan thus no weighted average rate)	The interest expenses were US$92,905 and US$93,906 for the six months ended June 30, 2025 and 2024 respectively.

Others	For the six months ended June 30, 2025, the Company has paid nil.

(v) In August and October 2023, Shandong Baoya entered into two loans totaling US$558,378 with Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.(“Jiankangdadi”). The loans bear interest of 10% and the due dates were on December 31, 2023 and April 23, 2024. As of September 29, 2025, the US$418,784 loan had its maturity extended to June 30, 2025 and the interest rate was decreased to 6.5%. The due date of the US$139,595 loan was extended to October 23, 2025, and the interest rate was decreased to 6.5%.

45

Additionally, on January 16, 2024, January 19, 2024, and March 25, 2024, Shandong Baoya entered three loans with Jiankangdadi. The loans bear interest of 6.5%. The total of the three loans was US$1.26 million, where the due dates are January 15, 2025, January 28, 2025 and March 24, 2025, respectively. As of September 29, 2025, the due dates were further extended to January 15, 2026, January 28, 2026 and March 24, 2026 with the interest rate of 6.5%.

On November 25, 2024, Jiankangdadi filed an application with the Lixia People’s Court of Jinan City to freeze Shandong Baoya’s 4.5% equity interest in Xiangyang Yazhi equivalent to the outstanding principal of US$628,176 to secure the borrowings. The freeze order is effective from November 29, 2024 to November 28, 2027.

(vi) In August and September 2023, Shandong Baoya entered two loans amounting to US$1.40 million with Jinan Haiyun Investment Consulting Co., Ltd. The loans bear interest of 10%. The due dates were February 22, 2024 and March 24, 2024, respectively. As of September 29, 2025, the due dates were extended to February 22, 2026 and March 24, 2026, respectively. The interest rate was decreased to 6%.

On December 3, 2024, Jinan Haiyun filed an application with the Lixia People’s Court of Jinan City to freeze Shandong Baoya’s 2% equity interest in FAW Jilin equivalent to the outstanding principal of US$1.54 million to secure the borrowings. The freeze order is effective from December 4, 2024 to December 3, 2027.

(d) Compensation to independent directors

The following table consists of the number of shares and the total amount of compensation to independent directors:

	June 30, 2025 (Unaudited)		June 30, 2024 (Unaudited)
	Issued shares	Cash	Issued shares	Cash
		US$’000		US$’000

John Chiang	-	$-	167	$12.5
Simon Pang	-	$-	167	$12.5
Li Wen	-	$-	167	$12.5
Liu Ying	-	$-	167	$25
Liu Huimin	-	$-	-	$12.5
Wang Wenbo	-	$25	-	$6.25
Wang Na	-	$20.83	-	-
Wang Wanli	-	$20.83	-	-
Zhang Jing	-	$20.83	-	-
Total	-	$87.49	668	$81.25

The Company appointed four independent directors in 2023 and offered each of the director compensation amounting to US$100,000 for one year. US$50,000 of the compensation was payable in cash and US$50,000 was payable by the issuance of the Company’s ordinary shares. On March 31, 2023, the offer letter (“2023 Contract”) took effect. The compensation is payable in arrears on a semi-annual basis, with the payment of US$25,000 in cash and ordinary shares of the Company valued at US$25,000. On June 1, 2023, the Company issued to each independent director 167 ordinary shares of Chijet under the offer letter, with each share valued at US$300. The contract ended as of March 31, 2024 and the total US$200,000 of compensation costs were fully paid.

Three independent directors resigned following the expiration of 2023 Contract, and the remaining director renewed her contract on April 8, 2024. The Company subsequently appointed two additional independent directors on April 8, 2024, and May 14, 2024, respectively. The new contract (“2024 Contract”) maintains the 2023 Contract terms. As of June 30, 2025, the Company has not yet issued shares but paid US$75,000 of compensation costs under the 2024 Contract.

On January 13, 2025, Ying Liu and Huimin Li resigned as independent directors of the Company. The Company subsequently appointed three independent directors, Wanli Wang, Na Wang, Jing Zhang, on January 27, 2025. The 2025 Contract maintains the 2023 Contract terms. As of June 30, 2025, the Company has not yet issued shares nor paid nil compensation costs under the 2025 Contract. On September 10, 2025, Na Wang and Jing Zhang resigned and the Company appointed Jonathan Zhang and Huijie Gao as independent directors.

46

22. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The Company classified the disposal group, its subsidiary, Bijie Yabei New Energy Automobile Co., Ltd. (“Bijie Yabei”), as current assets held for sale of US$465,773 and current liabilities held for sale of US$552,111, respectively, on the face of Balance Sheet on December 31, 2024. A US$86,338 loss recycled through the consolidated income statement on December 31, 2024.

On January 8, 2025, the disposal date, the Company deconsolidated Bijie Yabei, resulting in the Company no longer having any ownership interest in it. Consequently, Bijie Yabei’s operating results for periods after January 8, 2025 are not included in the Consolidated Financial Statements.

23. COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Capital commitments

As of June 30, 2025, the Company had several capital commitments with a total contract amount of US$44.14 million, of which US$83,757 is due within one year. The capital commitment includes but is not limited to construction, equipment, and molds and tooling.

(b)	Parts purchase commitment

During the six months ended June 30, 2025, the Company did not enter into new trial production and development agreements.

As of June 30, 2025, the Company had various agreements with various suppliers for production and development. The balance of the contractual commitments was approximately US$2.31 million and US$2.27 million as of June 30, 2025 and December 31, 2024, respectively. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, a loss must be recognized. However, the loss amount, if any, cannot be reasonably estimated as of June 30, 2025.

Contingencies

Legal proceedings

As of June 30, 2025, the Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with suppliers, employees, etc. The proceedings are in the early stages. Accordingly, there is considerable uncertainty regarding the timing or ultimate resolution of such matters. Especially, for the contracts with suppliers of molds, as the condition of payment in the contracts has not been reached. Therefore, the Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate.

On October 11, 2024, the Company was served with four separate complaints in litigations filed by four plaintiffs alleging violations of a Non-Redemption Agreement and a Contingent Value Rights Agreement that were entered into in connection with the Company’s SPAC transaction that was discussed in Note 2(dd). The four complaints demand compensation for damages and the request the transfer of ordinary shares of the Company as stipulated in their contracts. The legal proceedings are still at the preliminary stages. Accordingly, as of June 30, 2025, the Company was unable to predict the outcome of these cases or reasonably estimate a range of the possible loss, given the current status of the proceedings.

47

On January 22, 2025, the Company has received a lawsuit complaint. The Yantai Economic and Technological Development Zone Investment Attraction Bureau (the “Bureau”) alleges that Shandong Baoya did not meet the conditions for government subsidies as stipulated in the Investment Contracts signed in 2019 and 2021. Therefore, the Bureau is requesting the return of the previously issued government subsidy funds. The action remained in its preliminary stages. The Company is currently unable to determine the outcomes of these actions or any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

24. SEGMENT INFORMATION

The Company is principally engaged in designing, developing, manufacturing, and marketing automobiles, including fuel vehicles, hybrid vehicles and electric vehicles. The Company manages the business activities on a consolidated basis and operates in one reportable segment. The determination of a single reportable segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (CODM), which is its Chief Executive Officer.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies in Note 2. The CODM assesses performance for the segment and decides how to allocate resources based on consolidated net income (loss) that also is reported on the Company’s consolidated statements of loss.

The Company identifies the significant expenses within consolidated net income (loss) including cost of revenues, selling, general and administrative expenses, which are each separately presented on the Company’s consolidated statements of loss. Other segment items within consolidated net income (loss) include research and development expenses, impairment charges, other income and expenses.

The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The Company’s long-lived assets consist primarily of property, plant and equipment, net. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

25. SUBSEQUENT EVENT

Management performed an evaluation of the Company’s activity through the date the financial statements were issued September 29, 2025, noting the following subsequent event:

Public Marketing Offering

On September 2, 2025, the Company entered into a placement agency agreement with Maxim Group LLC (the “Placement Agent”) and certain securities purchase agreements with certain investors and sale of (i) 13,560,000 Class A ordinary shares, par value US$0.003 per share; and (ii) ordinary warrants to purchase up to 13,560,000 Class A Ordinary Shares at an initial exercise price of US$0.59 per share (the “Ordinary Warrants”). Besides, the Company also agreed to issue to the Placement Agent certain warrants to purchase up to 678,000 Class A Ordinary Shares as a portion of the compensation payable to the Placement Agent (the “Placement Agent Warrants”). The Placement Agent Warrants are in substantially similar form to the Ordinary Warrants. Gross proceeds are approximately US$8.0 million, or US$7.44 million after deducting placement agent fees and other Offering expenses. This amount has been received by the Company by the end of September.

48